PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 2, 2023)	Registration No. 333-260835
903,072,352 Shares of Class A Common Stock
8,900,000 Warrants to Purchase Shares of Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 2, 2023 (the “Prospectus”), related to: (1) the issuance and sale by us of an aggregate of (i) 234,560,193 shares of our Class A common stock, par value $0.00001 per share (“Class A Common Stock”), issuable by us upon conversion of our Class B common stock, par value $0.00001 per share (“Class B Common Stock”), held by certain of our stockholders (the “Non-Affiliate Conversion Stock”), (ii) 425,722 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock held by individuals who terminated their employment with Aurora Innovation, Inc. prior to the closing of the business combination among Reinvent Technology Partners Y (“RTPY”), Aurora Innovation Holdings, Inc. (formerly Aurora Innovation, Inc.) and RTPY Merger Sub Inc. (the “Former Employee Options”) and (iii) 12,218,750 shares of Class A Common Stock issuable upon the exercise of 12,218,750 warrants, exercisable on December 3, 2021, at a price of $11.50 per share (the “Public Warrants”), (2) the issuance and resale of (i) 246,547,784 shares of Class A Common Stock issuable by us upon conversion of the Class B Common Stock held by certain of our stockholders the (“Affiliate Conversion Stock”), (ii) 951,098 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock (the “Affiliate Options”) and vesting of certain restricted stock units for Class A Common Stock held by certain of our affiliates and their affiliated entities (the “Affiliate RSUs” and together with the Affiliate Options, the “Affiliate Equity Stock”) and (iii) 8,900,000 shares of Class A Common Stock issuable upon the exercise of 8,900,000 warrants (the “Private Placement Warrants”) to purchase shares of Class A Common Stock purchased in a private placement in connection with RTPY’s initial public offering of units, consummated on March 18, 2020 (the “RTPY IPO”) and (3) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 4,029,344 shares of Class A Common Stock beneficially owned by certain of our affiliates (the “Affiliate Class A Stock”), (ii) 6,883,086 shares of Class A Common Stock beneficially owned by Reinvent Sponsor Y LLC (the “Sponsor Stock”), (iii) 100,000,000 shares of Class A Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements (the “PIPE Shares”), (iv) 288,556,375 shares of Class A Common Stock beneficially owned by certain stockholders who have been granted registration rights (the “Registration Rights Shares”) and (v) 8,900,000 Private Placement Warrants purchased by the Sponsor in connection with the RTPY IPO, with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 15, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “AUR,” and the Public Warrants are listed on Nasdaq under the symbol “AUROW.” On March 14, 2023, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $1.40 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.16 per warrant.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 15, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): March 10, 2023
AURORA INNOVATION, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40216	98-1562265
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1654 Smallman St, Pittsburgh, PA	15222
(Address of principal executive offices)	(Zip Code)
(888) 583-9506
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	AUR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	AUROW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)    Director Departure

On March 10, 2023, Carl Eschenbach provided notice of his decision to resign from the Board of Directors (the “Board”) of Aurora Innovation, Inc. (the “Company”) due to ongoing responsibilities as co-CEO of Workday, Inc. following his appointment to the position on December 20, 2022. Entities affiliated with Sequoia Capital Operations, LLC, where Mr. Eschenbach is a venture partner, continue to maintain a significant investment in the Company. Mr. Eschenbach’s resignation was effective and contingent upon the appointment of Gloria R. Boyland to the Board, and did not result from any disagreement with the Company concerning any matter relating to its operations, policies, or practices. Claire Hughes Johnson has been appointed to the Audit Committee of the Board to replace Mr. Eschenbach.

(d)    Appointment of New Director

On March 13, 2023, Gloria R. Boyland was appointed to the Board. Ms. Boyland will serve as a director with a term of office expiring at the Company’s 2023 Annual Meeting of Stockholders.

Ms. Boyland, age 62, is a retired senior executive of FedEx Corporation (“FedEx”), where she served in various leadership positions between 2004 to 2020, including as Corporate Vice President, Operations & Service Support and Vice President, Service Experience Leadership beginning in 2016. While at FedEx, Ms. Boyland led operational initiatives in electro mobility, network and fleet automation, customer experience improvements and advancing new service offerings. Prior to her tenure at FedEx, Ms. Boyland held various leadership positions at General Electric Company from 1992 to 2004, including as General Manager, GE Fleet and Six Sigma Enterprise Quality Leader, GE Auto Finance Services. Earlier in her career, Ms. Boyland served as legal counsel for AXA Financial from 1986 to 1992. Ms. Boyland currently serves on the boards of directors of Vontier Corporation and United Natural Foods, Inc., and previously served as a member of the boards of Chesapeake Energy Corporation and UMRF Ventures, Inc. In 2016, Ms. Boyland was appointed to the U.S. Department of Transportation's Advisory Committee on Automation in Transportation. Ms. Boyland also served as a strategic advisor to the Company from 2020 to 2021. Ms. Boyland holds a B.A. in Psychology and Business from Eckerd College, a J.D. from the University of Pennsylvania and an MBA from Duke University’s Fuqua School of Business.

In accordance with the Company’s Outside Director Compensation Policy (the “Director Compensation Policy”), Ms. Boyland is eligible to participate in the Company’s standard compensation arrangements for non-employee directors which consists of cash and equity compensation for service on the Board. Pursuant to the Director Compensation Policy, Ms. Boyland is entitled to $60,000 in annual cash compensation for service on Board with additional cash compensation payable for committee service. In addition, Ms. Boyland is expected to be granted equity awards consistent with the terms of the Director Compensation Policy.

There are no arrangements or understandings between Ms. Boyland and any other persons pursuant to which Ms. Boyland was appointed a director of the Company, and there are no family relationships between Ms. Boyland and any director or executive officer of the Company.

The Company will enter into its standard form of indemnification agreement with Ms. Boyland, a copy of which is filed as Exhibit 10.11 to the Company’s Form 8-K filed on November 4, 2021. Other than the indemnification agreement, Ms. Boyland has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed.

A copy of the press release announcing the appointment of Ms. Boyland to the Board is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d)     Exhibits
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 15, 2023.
104	Cover Page Interactive Data File.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
Dated: March 15, 2023

AURORA INNOVATION, INC.

By:	/s/ Richard Tame
Name:	Richard Tame
Title:	Chief Financial Officer

Exhibit 99.1

Gloria Boyland Joins Aurora’s Board of Directors
Boyland’s extensive logistics expertise set to help company as it prepares for commercial launch in 2024

PITTSBURGH - MARCH 15, 2023 - Aurora Innovation, Inc. (NASDAQ: AUR), a leading autonomous vehicle company, today announced it has appointed Gloria Boyland to its board of directors. Boyland has served as an advisor to the company for the last two years, and brings extensive industry experience and logistics expertise gained over more than 20 plus years as a senior executive at Fortune 50 companies. Boyland’s experience and insights are set to play a key role as the company scales operations, increases deliveries, and works closely with its shipping partners to integrate its autonomous trucking product into daily shipping operations.

Boyland most recently served as the corporate vice president, operations service support and advanced technology at FedEx for almost five years. As part of her role, Boyland led teams responsible for identifying and evaluating emerging technologies, as well as led the governance and implementation of those technologies. In her more than 15 years at FedEx, Boyland held other roles as well, including serving as vice president of service experience and quality, where she focused on enterprise-wide improvement initiatives and strategic changes to improve customer experiences. Prior to FedEx, she held a variety of positions which included customer experience management, business development, and acquisition integration. Boyland also currently serves on the boards of United Natural Foods, Inc. (UNFI) and Vontier.

“Aurora’s technology has the potential to make the supply chain more efficient, faster, and more flexible, creating a huge shift in our ability to ensure people have what they need when they need it,” said Boyland. “I continue to be impressed by the character of Aurora’s leadership and the way the company is developing products and building their business. I look forward to expanding my role with the company and supporting their vision as Aurora transforms the future of transportation.”

“We first met Gloria through our work with FedEx and the value of her insights, technical understanding, and unique perspective were immediately apparent,” said Chris Urmson, Cofounder and CEO of Aurora. “We are incredibly fortunate to have Gloria joining our board, and I look forward to working with her as we work together to mature our commercial trucking product.”

About Aurora
Aurora (Nasdaq: AUR) is delivering the benefits of self-driving technology safely, quickly, and broadly to make transportation safer, increasingly accessible, and more reliable and efficient than ever before. The Aurora Driver is a self-driving system designed to operate multiple vehicle types, from freight-hauling semi-trucks to ride-hailing passenger vehicles, and underpins Aurora Horizon and Aurora Connect, its driver-as-a-service products for trucking and ride-hailing. Aurora is working with industry leaders across the transportation ecosystem, including Toyota, FedEx, Volvo Trucks, PACCAR, Uber, Uber Freight, U.S. Xpress, Werner, Covenant, Schneider, and Ryder. For Aurora’s latest news, visit aurora.tech and @aurora_inno on Twitter.

Aurora Overview
Aurora Press Kit

Aurora Cautionary Statement Regarding Forward-Looking Statements
This Press Release contains certain forward-looking statements within the meaning of the federal securities laws. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to statements regarding the value Gloria Boyland will bring as a member of Aurora’s board of directors, Aurora’s operations and the development, commercialization or market impact of Aurora’s products. These statements are based on management’s current assumptions and are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For factors that could cause actual results to differ materially from the forward-looking statements in this press release, please see the risks and uncertainties identified under the heading “Risk Factors” section of Aurora’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023, and other documents filed by Aurora from time to time with the SEC, which are accessible on the SEC website at www.sec.gov. All forward-looking statements reflect our beliefs and assumptions only as of the date of this press release. Aurora undertakes no obligation to update forward-looking statements to reflect future events or circumstances.

Investor Relations:
Stacy Feit
ir@aurora.tech
(323) 610-0847

Media:
Khobi Brooklyn
press@aurora.tech
(415) 699-3657